Mail Stop 0511


	November 12, 2004

Vernon Samaroo, President
Southridge Enterprises Inc.
18523 - 98th Avenue
Edmonton, Alberta T5T  3E6

RE:  Southridge Enterprises Inc. ("the company")
        File No.  333-119729
        Registration Statement on Form SB-2
        Filed October 13, 2004

Dear Mr. Samaroo:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1.	Since these shares will be sold on a continuous basis, please provide the Rule 415 language on the cover page and check the box. We note the Item 512(a) undertakings in this regard.

Summary

2.	The Net Loss information in the table should be presented in brackets. In this regard, we note that these amounts are bracketed in your financial statements.

Risk Factors

3.	In your second risk factor, please provide the cash balance as of the most recent date practicable.

Determination of Offering Price

4.	Expand the second sentence to state the date of your most recent private offering.

Plan of Distribution

5.	State the estimated costs associated with this offering that the company is paying.

6.	Please add a statement addressing the fact that if an underwriter is selected in connection with this offering, an amendment will be filed to identify the underwriter, disclose the arrangements with the underwriter, and file the underwriting agreement as an exhibit to the registration statement as required by Item 601(b) of Regulation S-B.

Directors, Executive Officers...

7.	In Mr. Samaroo`s biographical information, for the five year period or a longer period that you voluntarily cover, please provide the following for each position held by Mr. Samaroo: name of the position, the name of the entity with whom the position was held, a description of the entitt`s activities, a description of Mr. Samaroo`s activities in his position and the beginning and ending dates, by month and year, of each position. Please disclose any directorship of a SEC reporting company.

Significant Employees

8.	The disclosure here and also under "Committees of the Board of
Directors" should be revised to make clear that, if true, Mr. Samaroo is the only person presently employed with this company.

Security Ownership...

9.	Since Mr. Samaroo holds a controlling interest in the company`s shares, it would appear that another risk factor should be added addressing this fact and its potential effect on minority shareholders.

Description of Property and Location of Hilltop Mineral Claims

10.	The Hilltop Mineral Claims now owned by the company have not been filed as exhibits to the registration statement. Please file or explain supplementally.

Recommendations of Geological Report...

11.	When the results of Phase I are received, please update the
disclosure accordingly. If the results are not known at the time of effectiveness, please disclose how potential investors will be advised of the results during the ongoing offering. In this regard, we note the offering will continue for 9 months.

12.	Please update the penultimate paragraph to disclose the company`s cash balance as of the most recent date available and state whether this balance is sufficient to fund Phases I, II, and III of your exploration program. In this regard, we note that $13,000 has been allocated to professional fees and office expenses for the next 12 months.

13.	Further, please discuss any potential lines of credit or sources of financing available to the company for the purpose of proceeding with work beyond Phase III. If none, please disclose.

Compliance with Government Regulation

14.	We note the initial statement in paragraph eight, "[W]e have not budgeted for regulatory compliance costs in the proposed work program
recommended by the geological report."   However in your eighth risk
factor, we note "[W]hile our planned exploration program budgets for regulatory compliance..." Please revise as appropriate to make the disclosure consistent.

Results of operations for the period ending August 31, 2004

15.	Please provide a breakdown of general and administrative expenses by each principal expense, along with the dollar amount of each principal expense. Please account for the offering expenses paid to date and to be paid in the future, if any.

Future Financings

16.	Inasmuch as the company relies heavily on the issuance of stock for its financing needs, it would appear that another risk factor should be provided to address the potential dilutive affect these issuances will have on existing shareholders.

Signatures

17.	The individual operating in the capacity of principal accounting officer or controller should be so designated in accordance with the Form requirements.

General

18.	In the amendment to be filed, please update the information
throughout the prospectus to the latest date practicable.

19.	Please file both an unmarked version and a "red-lined" marked version of the amendment on EDGAR, as well as your letter responding to each of the staff`s comments. The letter should be filed as "correspondence" on EDGAR. Please refer to Regulation S-T in this regard.

Financial statements

General

20.	Provide a current consent in any amendment and consider the
updating requirements of Item 310(g) of Regulation S-B.

Consolidated Balance sheet, F-2

21.	Please explain the nature of deposits of $ 2,500 and explain how you deemed the deposits to be current assets.

Notes to Consolidated Financial Statements

Note 1 - Nature and Continuance of Operations, F-6

22.	Please disclose the Company`s fiscal year-end.

23.	Please disclose the reporting currency on the face of the
financial statements. Disclose the functional currency and reporting currency, if different, in a note and describe briefly how you apply SFAS 52.

Note 3- Mineral Leases and claims, F-10

24.	The recoverability of capitalized acquisition costs of mineral leases is presumed to be insupportable under FASB Statement No. 144 prior to determining the existence of a commercially minable deposit, as contemplated by Industry Guide 7, for a mining company in the exploration stage. Please revise the financial statements to expense the mineral leases of $ 3,000 and provide the disclosures required by paragraph 37 of APB 20.

Engineering comments

25.	Your filing is under review by the Division`s engineers.
Engineering comments, if any, will be sent to you promptly following completion of their review.



Closing Comments

          As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that :

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact Raj Rajan at (202) 942-1941 with any questions regarding accounting issues and you may contact Janice McGuirk at
(202) 942-1787 with any other questions.




Sincerely,





John Reynolds, Assistant Director

Office of Emerging Growth Companies

CC:   Stephen F. X. O`Neill, Esq.
         Via fax (604) 687-5792